June 30, 2025

Via EDGAR

Nicholas O’Leary

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

SEC LETTER TO FIRSTVITALS INC.

Issuer Response to Letter dated June 25, 2025

Regarding Offering Statement on Form 1-A filed April 4, 2025

File No 024-12598

Dear Mr. O’Leary,

On behalf of FirstVitals Inc., we submit this letter in response to comments from the Staff of the Securities and exchange Commission received by letter dated June 25, 2025.

1.

We note your response and revisions in response to prior comment 6. We reissue the comment. Please expand your disclosure to discuss the current status of your AI product development for the equine and companion pet industry. Please explain the specific aspects of your AI product, or plan for an AI product, that will give you a competitive advantage. We note your disclosure that the Company's pilot program would include equine hospitals. Please expand on your disclosure to discuss the terms of agreements with any equine hospitals. If there are none, please clarify in the disclosure the status of any negotiations for agreements with equine hospitals.

Company response:

The Company expects to utilize its current relationship with VCE manufacturers to develop the VCE for specific use with companion pets and equine industries. As of the date of this Offering Circular, the Company has not yet begun to develop the VCE for use with companion pets or the equine industry.

As of the date of this Offering Circular, the Company has not yet developed, tested, or validated any artificial-intelligence (“AI”) software modules for use with video capsule endoscopy in either human or veterinary medicine. Work to-date has been limited to (i) identifying commercially available, FDA-cleared capsule hardware, (ii) conducting market and technical feasibility studies, and (iii) initiating non-binding discussions with three independent AI-software firms regarding a possible work-order-based services agreement. No code, trained models, or annotated image datasets have been produced.”

Within the Description of Business, under the subheading “Plan of Operations”, the Company has added the following:

“Subject to sufficient funding, the Company intends during the next 18 months to assemble an initial dataset of de-identified equine and companion-animal gastrointestinal (“GI”) images in collaboration with at least one veterinary teaching hospital, engage an external AI contractor under a statement-of-work to build a proof-of-concept convolutional neural-network model for automated ulcer and bleed detection; and evaluate whether to license the resulting source code or commission further development toward a regulatory-grade product.”

Within the Management Discussion and Analysis, under the subheading “Market Shares Opportunity Analysis”, the Company has added the following:

“Management believes that combining an FDA-cleared capsule with an externally developed AI inference engine tailored to veterinary anatomy could shorten time-to-market relative to designing a new capsule from the ground up. At present, the Company is not aware of an FDA-cleared or CE-marked AI-assisted capsule endoscopy solution for animals . If successfully developed, FirstVitals could be an early market entrant, but there can be no assurance the Company will complete development or obtain any regulatory clearance.”

Within the Description of Business under the subheading “Plan of Operations” and in Management Discussion and Analysis, under the subheading “Market Shares Opportunity Analysis”, the Company has added the following:

“The Company has not executed, and is not currently a party to, any binding agreement (e.g., services agreement, clinical-study agreement, or memoranda of understanding) with any equine hospital. Management will plan to have introductory meetings with U.S. equine referral centers and the Company does not expect to negotiate definitive terms until after this Offering is completed and initial AI feasibility results are available.”

2.

We note your response to prior comment 8 regarding your current level of business operations. It is still not clear from your response and the disclosure in the Offering Circular to what extent you have commenced business operations beyond the formulation of a business plan. Your response notes your level of operations in pursuing your business plan "surpass nominal operations and manifest a strong commitment to developing a business." However, a strong commitment to developing a business and the formulation of a business plan are not the same as engaging in actual business operations to execute on that plan. Please expand your disclosure to explain the steps you have taken to date to execute on your business plan and consider whether these steps constitute more than nominal operations. For example, the Offering Circular states you plan to officially launch your AI-enhanced Video Capsule Endoscopy platform within the next 6-12 months and that R&D has been your primary area of expenditure as the Company focuses on developing its proprietary AI-enhanced Video Capsule Endoscopy platform and validating the accuracy and reliability of the technology. The Offering Circular notes this R&D expenditure includes investments in lab testing, technology integration, and betatesting of your product offerings. Your disclosure should clarify if you have already developed a preliminary or beta version of your VCE Platform or if it is your intention to begin developing this technology.

Company response: The Company has determined that its operations, while reflective of typical startup operations, do not surpass the definition of “shell company” as put forth by the SEC. The Company has added the following disclosure to its cover page: “The Company is a startup and has commenced nominal operations in furtherance of its business plan. Therefore, under SEC Rule 405, the Company is considered a shell company.”

The Company has also added the following risk factor: “Pursuant to SEC Rule 405, the Company is considered a shell company. Shell companies are companies with no or nominal operations and limited assets. Shell companies often face challenges as a startup company, and those challenges can have a negative effect on the value of the Shares. As a company with nominal operations and limited assets, the FirstVitals will face challenges in attaining revenue generating operations. These challenges include negotiating product and technology contracts for short term and long term needs, ensuring enough funding for continued operations until its operations can generate sufficient revenue, and maintaining relationships with its staff and important third party partners.”

3.

We note your revisions in response to prior comment 10. We reissue in part. Please provide a definition of what you consider to be Artificial Intelligence or AI technology and explain how it differs from similar non-AI technology and use of algorithms in traditional software tools. Please disclose the extent that your design and development of your AI technology is internally developed and based on licensed, outsourced, or open-sourced AI software tools. Disclose here whether you have already developed your AI product. If you have not yet developed any AI product, please provide prominent disclosure to that effect and include applicable risk factor disclosure.

Company response:

Within the Description of Business under the subheading “Intellectual Property and AI Enhancements”, the Company has added the following:

“For purposes of this Offering Circular, the Company uses the term “Artificial Intelligence” to mean machine-learning models—principally deep-learning neural-network algorithms—that learn statistical patterns from labeled data and generate predictions (e.g., lesion detection) without requiring rule-based programming. This differs from traditional image-processing software, which relies on fixed, manually coded rules and does not improve its performance through data-driven training.

The Company expects any future AI functionality to be developed primarily by third-party vendors or open-source frameworks (e.g., PyTorch or TensorFlow) under a license or work-for-hire arrangement. The Company does not presently employ in-house AI engineering staff and does not own any proprietary AI code. All algorithm training, validation, and deployment services are expected to be outsourced until the Company has sufficient scale to justify internal development.

The Company has not yet developed an AI product and therefore has no AI-related revenues, no regulatory submissions, and no AI intellectual property filings. Investors should not rely on any projection that assumes successful AI development within a specific timeframe.”

Within the Risk Factors under the subheading “Risks Associated with the Company’s Business”, the Company has added the following:

“The Company has not developed any AI software to date. The Company’s business plan depends on creating or licensing AI algorithms that meet clinical-performance, regulatory, and commercial requirements. AI development is complex, costly, and subject to rapid technological change. If the Company is unable to secure adequate data, hire or engage qualified developers, obtain regulatory clearance, or achieve acceptable performance, it may be unable to offer AI-enhanced products, which would materially and adversely affect the Company’s growth prospects.”

4.

We note your revisions in response to prior comment 13. We note your disclosure here that the Company's audited financial statements for the period ended September 30, 2024 include a footnote that references testing for HbA1c and Vitamin D. It appears that the disclosure in the footnotes to your audited financial statements was revised to remove these references. As such, please remove the reference to this footnote for consistency. Additionally, please revise this disclosure to reflect that your audited financial statements in this Offering Circular are for December 31, 2024.

Company Response: The Company has removed the reference to this footnote and updated the disclosure to reflect the audited period of September 14, 2024 (inception) to December 31, 2024.

5.

We note your response to prior comment 17. Your disclosure on page 21 still states that you have several customers. Please revise this risk factor and any other references to existing customers in the Offering Circular given that you do not currently have any customers.

Company response: The Company has edited this risk factor and reviewed all references to customers to confirm that it is clear the Company is referring to future customers.

6.

We note your revisions in response to prior comment 23 and we reissue the comment. Your disclosure in various places in this section is presented in the form of an outline rather than narrative disclosure. Please revise the disclosure to provide a narrative description of your business. Please refer to Item 7(a) of Part II of Form 1-A.

Company response: The Company amended the outline portions found in the Description of Business section and the Management Discussion & Analysis section to a narrative description.

7.

We note your revisions in response to prior comment 24. We reissue the comment in part. Please provide the basis or source for the claims made in the Offering Circular regarding your business or discussing data or statistics about your industry and market in which you intend to operate. As examples only, we note statements in the "Market Opportunity" section such as "300,000 annual GI bleeding incidents" and "average procedure cost of $1,000." These statements, and others throughout the offering statement, should be tied to a source. To the extent that any such statement are based on management's beliefs, please revise to state as much. If you revise to state these statements are based on management's beliefs, please provide a basis for these beliefs and also discuss the material assumptions and estimates underlying the amount discussed for each data point or statistic.

Company response: The Company has reviewed its Offering Circular and added three sources for its claims in the Description of Business, relating to number of bleeding incidents, number of NSAID users, and cost of procedure, and one source for a claim in the Management Discussion and Analysis relating to the size of the equine endoscopy market.

8.

We see that you list key expense categories as: Research and Development costs, Sales and Marketing expenses, General and Administrative expenses, and Regulatory and Compliance Costs. However, you have only recognized one line item of expense called General and Administrative expenses. Revise to clarify if you have recorded any other expenses besides General and Administrative to date. If not, tell us why you include language such as "R&D expenses will remain significant as it continues to expand its test portfolio" and "The company has initiated a small-scale marketing effort to establish its brand presence and begin building awareness around its AI-enhanced Video Capsule Endoscopy platform," which imply you have recognized related expenses to date.

Company response: As of the date of the Offering Circular, our General and Administrative expenses consist mostly of third party Contractor expenses such as building of financial pro forma model and investor pitch deck consulting, legal fees for Reg A filings, auditor fees, FDA advisory consultancy to initiate R&D efforts in the area of AI and technology enhancement for our Video Capsule Endoscopy platform. When the Company initiates specific development of the AI-VCE, expenses will be categorized as Research & Development.

In addition, we have recognized a nominal expense in logo designs, and App design, accounted under G&A due to the amount of expenditure being under $500 each.

The Company has adjusted this language in the MD&A to read as follows:

“The Company’s key expenses to date have been focused on General and Administrative expenses (G&A). G&A expenses encompass salaries for key personnel, legal and consulting fees, and administrative costs necessary to establish the corporate infrastructure. The Company expects these expenses to rise modestly as it hires additional talent, expands office space, and implements essential corporate governance measures. As the Company develops its proprietary AI-enhanced Video Capsule Endoscopy platform and validating the accuracy and reliability of the technology, the Company’s Research & Development expenses (R&D) will likely be a significant expense. These costs may include investments in lab testing, technology integration, and beta-testing of its product offerings.

The Company has initiated a small-scale marketing effort to establish its brand presence and begin building awareness around its AI-enhanced Video Capsule Endoscopy platform. This includes developing marketing materials, initial advertising campaigns, and content creation to educate consumers about the benefits of AI-enhanced Video Capsule Endoscopy platform. Sales and marketing expenses will scale significantly post-launch as the Company aims to drive user acquisition and revenue.

A portion of the Company’s spending in the future will be directed toward regulatory and compliance efforts, including obtaining FDA approvals for its AI-enhanced Video Capsule Endoscopy platform and ensuring compliance with health data privacy laws (e.g., HIPAA). These costs are expected to fluctuate based on the number of new enhancements brought to market and the evolving regulatory landscape.”

9.

We note your response to prior comment 30, as well as the description on page 28 of the subsequent issuance of shares as "founder equity." Please clarify the amount of shares considered founders shares issued for nominal consideration and, if any, the number of shares you have issued to service providers and others and treated as compensation. Shares issued for nominal consideration may be considered a change in capital structure akin to a stock dividend occurring after the balance sheet date. Please tell us your consideration of SAB Topic 4.C and the need to give retroactive effect on the balance sheet.

Company response:

The Company has amended its disclosure under the heading “Dilution” as follows: The Offering is for 2,440,000 common shares. A total of 6,341,625 common shares of the Company have been issued prior to the Offering, with 6,076,000 of those shares issued to two officers, Ernest Lee and Gagan Singh, and assignees of one director, Myron Karasik, reflecting services and resources previously provided to the Company. There is a material disparity between the effective cash cost to these officers and assignees of one director compared to the proposed public offering price. The 6,076,000 common shares (collectively, “Founder Equity”) were granted on January 22, 2025, at a nominal effective cash cost of $0.001 per share in recognition of (i) an aggregate $62,000 of working-capital advances already made by the founder, and (ii) thousands of uncompensated hours devoted since September 2024 to business formation, market research, intellectual property development, strategic execution, vendor diligence, and regulatory strategy. The grant was therefore compensation for past services (“sweat equity”) and capital advances, not a dividend or other return on investment.

On the same date the Company issued an additional 265,625 shares to employees and consultants for professional services rendered during the start-up phase, bringing the total shares outstanding prior to this Offering to 6,341,625.

Consistent with ASC 718, the fair value of each grant—measured as the contemporaneous cash price paid by unrelated service providers—was recorded as (1) share-based compensation expense or prepaid expense and (2) a corresponding credit to additional paid-in capital. Because the issuances were not pro-rata to existing shareholders and did not alter the par value or the rights of any class of stock, they are not analogous to a stock split or stock dividend.

SAB Topic 4.C requires retroactive presentation for changes in capital structure that are “similar to a stock dividend or split,” i.e., proportionate distributions to all holders that merely increase the number of shares without increasing the entity’s resources. The Founder Equity and service-provider grants:

·       were issued to specific individuals as consideration for identifiable services and cash advances;

·       increased the Company’s contributed capital (additional paid-in capital) in exchange for those services/advances; and

·       were not issued on a pro-rata basis to all then-existing shareholders.

In consideration of SAB Topic 4-C and required disclosures for these grants after December 31, 2024, Management has considered the retroactive effect in the balance sheet. Based on the Management assessment that the transactions represent compensatory issuances, not stock dividends or splits, and therefore do not require retroactive restatement of the balance sheet under SAB Topic 4.C. For transparency, Note E in the attached financial statements at Part F/S already discloses the post-balance-sheet share issuances and their impact on total shares outstanding.”

10.

We reissue prior comment 31. Please refile Exhibits 2.1 and 2.2 in the proper text-searchable format. They appear to have been uploaded as images. For guidance, please refer to Item 301 of Regulation S-T.

Company response: The Exhibits 2.1 and 2.2 have been refiled to be text searchable.

11.

We note the filed independent auditor's consent is for the period September 12, 2024, to September 30, 2024. Please file the proper auditor's consent for year ended December 31, 2024.

Company response: The Auditor Consent has been updated to reflect the accurate dates.

12.

We note your revisions in response to prior comment 32. We reissue the comment in part. We note your references in the offering statement to FirstVitals being a leader in the market and using promotional language. Please substantiate your claims or revise them to state these are your beliefs. When you discuss your position in various markets, please clarify what metrics you use to determine your position. The language we are referring to includes, but is not limited to, your statement on page 6 where you state you are a "leader in multi-species AI-enhanced endoscopy solutions."

Company response: The Company has amended the language within the Summary, the Description of Business, Management Discussion and Analysis, and Note A of the Financial Statements to balance its disclosures regarding the Company’s plan to transform or revolutionize the industry. In particular the reference on page 6 has been amended to state: “The Company’s strategic position in this evolving sector offers significant growth potential, providing an opportunity to position FirstVitals as a leader in multi-species AI-enhanced endoscopy solutions.”

The Company is aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. The Company is aware that, upon qualification of the Form 1-A, Rule 257 of Regulation A requires the Company to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please direct any questions or comments regarding the Company’s responses to me at conn@redrocksecuritieslaw.com or 720-586-8614.

Sincerely

RED ROCK SECURITIES LAW

/s/ Conn Flanigan
Conn Flanigan